E*TRADE DELPHI VALUE FUND

     PLAN PURSUANT TO RULE 18F-3(D) UNDER THE INVESTMENT COMPANY ACT OF 1940

                           Effective September 7, 2006

      WHEREAS, the Board of Trustees of E*TRADE Funds ("Trust") has considered the following multi-class plan ("Plan"), on behalf of the E*TRADE Delphi Value Fund ("Value Fund"), under which the Value Fund may offer multiple classes of shares pursuant to Rule 18f-3 ("Rule") under the Investment Company Act of 1940 (the "1940 Act"); and

      WHEREAS, a majority of the Trustees of the Trust and a majority of the Trustees who are not interested persons of the Trust have found the Plan, as proposed, to be in the best interests of the Value Fund.

      NOW, THEREFORE, the Trust hereby approves and adopts the following Plan pursuant to the Rule.

                                    THE PLAN

      The Value Fund may from time to time issue one or more of the following classes of shares: Institutional Class shares and Retail Class shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Value Fund's prospectus, as such may be amended from time to time ("Prospectus"). The differences in expenses among these classes of shares, and the exchange features of each class of shares, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the Declaration of Trust and By-laws of the Trust, as amended from time to time, by action of the Board of Trustees of the Trust. There are no conversion rights or features relating to either Institutional Class shares or Retail Class shares; except that if the value of a shareholder account falls below the minimum initial investment amount for Institutional Class shares as a result of share redemptions and remains below that minimum for a certain period, there may be an involuntary conversion of the Institutional Class shares in such an account to Retail Class shares. Nothing in this Plan shall limit the authority of the Trustees to create additional classes of shares of the Value Fund.

CLASS CHARACTERISTICS

      Institutional Class shares and Retail Class shares of the Value Fund represent interests in the assets of the Value Fund. The classes differ materially only with respect to the existence of a distribution fee ("Distribution Fee") borne exclusively by the Retail Class shares. Distribution Fees are paid under a plan of distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") relating to the Retail Class shares adopted by the Trustees of the Trust.

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EXPENSE ALLOCATIONS

      Retail Class shares pay Distribution Fees, while Institutional Class shares pay no Distribution Fees. Each class may, at the Trustees' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Value Fund's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than the other classes ("Class Expenses"). All other expenses will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Value Fund attributable to that class.

EXCHANGE FEATURES

      Shares of either class of the Value Fund may be exchanged for shares of the E*TRADE Kobren Growth Fund at the net asset value of the Value Fund next determined after receipt of the exchange request. Exchanges are not permitted between the Value Fund and any other series of the Trust. In addition, exchanges must meet the applicable minimum initial investment requirements for the E*TRADE Kobren Growth Fund.

      To protect other shareholders of the Value Fund, the Value Fund may cancel the exchange privileges of any person that, in the opinion of the Value Fund, is using market timing strategies or making more than four exchanges per owner or controlling person per calendar year. The Value Fund will cancel the exchange privileges of any investor who, in the opinion of the Value Fund, is using market timing strategies or makes more than two redemptions out of the Value Fund within thirty (30) days of a purchase, including an exchange. The Value Fund may also close the accounts of shareholders whose exchange privileges have been cancelled.

      In addition, although the Board has no current intention of terminating or modifying the exchange privileges, it may do so at any time on sixty (60) days' prior notice to shareholders.

VOTING RIGHTS

      Each class of shares of the Value Fund has identical voting rights except that each class has exclusive voting rights on any matter submitted to shareholders that relates solely to that class, and has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. In matters as to which one or more classes do not have exclusive voting rights, all classes of shares of the Value Fund will vote together, except when a class vote is required by the 1940 Act.

AMENDMENTS

      The Plan may be amended from time to time in accordance with the provisions and requirements of the Rule.